China Yida Holding, Co.
RM 1302-3 13/F, Crocodile House II
55 Connaught Road Central, Hong Kong

July 11, 2008

Securities Exchange Commission
Division of Corporation Finance
Attn: Joseph Cascarano, Staff Accountant
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Yida Holding, Co.
Form 10-KSB for fiscal year ended December 31, 2007
Filed March 27, 2008 and
Form 10-Q for the quarter ended March 31, 2008
Filed May 15, 2008
File No. 000-26777

Dear Mr. Cascarano:

We are in receipt of your letter dated June 5, 2008 regarding the above referenced filing.  Please note that we have also received comments from the SEC in response to our Registration Statement on Form S-1.  The comments to our financial statements on Form S-1, Form 10-Q and Form 10-KSB are substantially similar.  On July 8, 2008, we filed Amendment Number 1 to our Form S-1 Registration Statement that addressed all the comments received on the Form 10-Q and Form 10-KSB.  Accordingly, we do not plan to file amendments to the Form 10-Q and Form 10-KSB until we have cleared all comments to our financial statements on Form S-1 because filing the other documents would be duplicative and inefficient.  Upon SEC approval of the financial statements in the S-1 or if the SEC requests that we file at an earlier date, we will file the amendments to our Form 10-Q and Form 10-KSB.

Please let me know if you would like us to take a different action with respect to these filings.  Thank you and I look forward to hearing from you regarding the financial statements.

Very truly yours,

CHINA YIDA HOLDING, CO.

By:    /s/ Chen Minhua
    Chen Minhua